UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                            ARVIDA/JMB PARTNERS, L.P.
                                (Name of Issuer)

          Limited Partnership Interests and Assignee Interests Therein
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                               John P. Saldarelli
                         Raleigh Capital Associates L.P.
                             100 South Bedford Road
                           Mount Kisco, New York 10549
                                 (914) 242-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box //.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 12 TO SCHEDULE 13D

     This Amendment No. 12 amends certain information contained in the final amendment to Schedule 14D-1 (as amended prior to the date hereof, the "Final Amendment") filed by Raleigh Capital Associates L.P. ("Raleigh"), Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners on August 6, 1996 with respect to the securities of Arvida/JMB Partners, L.P. ("Arvida"), which constituted the initial filing on Schedule 13D under Section 13(d) of the Act. Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Amendment.

     This Statement hereby amends the items identified below, or the particular paragraphs of such items which are identified below.

Item 4.           Purpose of Transaction

         Item 4 is hereby amended to add the following:

     Raleigh, Arvida /JMB Managers, Inc., the general partner of Arvida (the "Arvida General Partner"), The St. Joe Company, a Florida corporation (the "Purchaser"), and American Real Estate Partners, L.P. ("AREP") have entered into a Buy/Sell Agreement, dated as of November 6, 1998 (the "Agreement"), pursuant to which, among other things (and subject to various conditions and limitations set forth therein): (i) Raleigh must elect, on or prior to December 10, 1998, either (a) to sell all of its Arvida Units to the Purchaser at a price determined by the Arvida General Partner (the "Buy/Sell Price") and delivered to Raleigh pursuant to a notice, dated November 11, 1998 (the "Buy/Sell Notice") (a "Sale Election"), or (b) to purchase from the Arvida General Partner substantially all of its assets, including the general partner interest and the interests of the Associate Limited Partners in Arvida (collectively, the "GP Assets") (a "Purchase Election"). If Raleigh makes a Purchase Election, it must also make a tender offer (the "Tender Offer") for any and all outstanding Arvida Units at a price equal to or greater than the Buy/Sell Price, which Tender Offer would close contemporaneously with the closing of the purchase and sale of the GP Assets. As of the closing of such purchase and sale, Raleigh would become the general partner of Arvida. Nothing herein shall be deemed to commence a Tender Offer, which Tender Offer would be commenced by Raleigh only following its making a Purchase Election pursuant to, and subject to the terms and conditions set forth in, the Agreement. Raleigh is currently conducting a "due diligence" investigation of Arvida and the Arvida General Partner to enable it to determine whether to make a Sale Election or a Purchase Election. No such determination has yet been made. The Agreement and the Buy/Sell Notice are filed herewith as Exhibits 1 and 2, respectively, and are incorporated by reference herein in their entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

     The paragraph set forth under Item 4 of this Amendment No. 12 is hereby incorporated herein by reference.

Item 7.           Material to Be Filed as Exhibits

     Exhibit 1. Buy/Sell Agreement dated as of November 6, 1998, among Raleigh Capital Associates, L.P., American Real Estate Partners, L.P., The St. Joe Company and Arvida/JMB Managers, Inc.

     Exhibit 2. Buy/Sell Notice dated November 11, 1998, delivered by The St. Joe Company and Arvida/JMB Managers, Inc. to Raleigh Capital Associates, L.P.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.

Dated:  November 13, 1998

                               RALEIGH CAPITAL ASSOCIATES L.P.

                               By:      Zephyr Partners,
                                        General Partner

                                        By:      GP Aeolus, Inc.,
                                                 General Partner

                                                 By:      /S/ EDWARD MATTNER
                                                          Name:  Edward Mattner
                                                          Title: Vice President

                                        By:      AREHGP, Inc.,
                                                 General Partner

                                                 By:      /S/ JOHN SALDARELLI
                                                          Name:  John Saldarelli
                                                          Title: President



                                        ZEPHYR PARTNERS

                                        By:      GP Aeolus, Inc.,
                                                 General Partner

                                                 By:      /S/ EDWARD MATTNER
                                                          Name:  Edward Mattner
                                                          Title: Vice President

                                        By:      AREHGP, Inc.,
                                                 General Partner

                                                 By:      /S/ JOHN SALDARELLI
                                                          Name:  John Saldarelli
                                                          Title: President






              [Signature Page for Amendment No. 12 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]

                              GP AEOLUS, INC.

                              By:      /S/ EDWARD MATTNER
                                       Name:  Edward Mattner
                                       Title: Vice President



                              AREHGP, INC.

                              By:      /S/ JOHN SALDARELLI
                                       Name:  John Saldarelli
                                       Title: President



                              AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP

                               By:      American Property Investors, Inc.
                                        General Partner

                                        By:      /S/ JOHN SALDARELLI
                                                 Name:  John Saldarelli
                                                 Title: Vice President



                               AMERICAN PROPERTY INVESTORS, INC.

                               By:      /S/ JOHN SALDARELLI
                                        Name:  John Saldarelli
                                        Title: Vice President



                                /S/ CARL C. ICAHN
                                    CARL C. ICAHN









              [Signature Page for Amendment No. 12 to Schedule 13D
                          re ARVIDA/JMB PARTNERS, L.P.]